1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

(I) DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF 65% EQUITY INTEREST IN YANKUANG GROUP FINANCE

(II) CONTINUING CONNECTED TRANSACTION

EXTENSION FOR THE TERM OF THE ORIGINAL FINANCIAL SERVICES

AGREEMENT AND REVISION OF ANNUAL CAPS

AND

(III) MAJOR AND CONTINUING CONNECTED TRANSACTION

PROVISION OF FINANCIAL SERVICES TO YANKUANG GROUP

I. ACQUISITION OF YANKUANG GROUP FINANCE

On 29 March 2016, the Company and Yankuang Group entered into the Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company agreed to acquire and Yankuang Group agreed to sell its 65% equity interest in Yankuang Group Finance at a consideration of RMB1,242,044,050.

II EXTENSION FOR THE TERM OF THE ORIGINAL FINANCIAL SERVICES AGREEMENT AND REVISION OF ANNUAL CAPS

As the Original Financial Services Agreement will expire on 31 March 2016, on 29 March 2016, Yankuang Group Finance entered into the Supplemental Agreement to the Original Financial Services Agreement, pursuant to which the Company and Yankuang Group Finance confirmed and agreed to (i) if completion of the Acquisition occurs after 31 March 2016 but before 31 March 2017, extend the term of the Original Financial Services Agreement for a period from 1 April 2016 to the date of completion of the Acquisition; and (ii) if the Acquisition is terminated, extend the term of the Original Financial Services Agreement for one year from 1 April 2016 to 31 March 2017. Other than the above change, all existing terms and conditions for the Original Financial Services Agreement have remained unchanged.

III. PROVISION OF FINANCIAL SERVICES TO YANKUANG GROUP

On 29 March 2016, Yankuang Group Finance entered into the New Financial Services Agreement with Yankuang Group, pursuant to which, subject to completion of the Acquisition, Yankuang Group Finance agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services to Yankuang Group Members in accordance with the terms and conditions set out in the New Financial Services Agreement.

According to Chapter 14A of the Hong Kong Listing Rules, the New Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

IV. IMPLICATION UNDER THE HONG KONG LISTING RULES

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules.

(i)	Equity Transfer Agreement

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the Acquisition under the Equity Transfer Agreement exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules. In addition, Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus is a connected person of the Company under the Hong Kong Listing Rules, therefore the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

(ii)	Supplemental Agreement

(1) Deposit services

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in relation to the deposit services calculated on the basis of the maximum daily deposit balance (including accrued interests) under the Original Financial Services Agreement as amended by the Supplemental Agreement exceeds 0.1% but is less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(2) Comprehensive credit facility services

As the credit facility services provided by Yankuang Group Finance to the Group are on normal commercial terms, and no security over the assets of the Group is or will be granted in respect of such services, the credit facility services to be provided by Yankuang Group Finance to the Group under the Original Financial Services Agreement as amended by the Supplemental Agreement are fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

(3) Miscellaneous financial services

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules with respect to the total services fees in relation to the provision of miscellaneous financial services by Yankuang Group Finance to the Group under the Original Financial Services Agreement as amended by the Supplemental Agreement is less than 0.1%, such transactions are fully exempt from reporting, announcement, annual review and the independent shareholders’ approval requirements.

(iii) New Financial Services Agreement

(1) Deposit services

As the deposit services to be provided by Yankuang Group Finance to Yankuang Group Members are on normal commercial terms, and no security over the assets of the Group is or will be granted in respect of such services, the deposit services to be provided by Yankuang Group Finance to Yankuang Group Members under the New Financial Services Agreement are fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

(2) Comprehensive credit facility services

As the highest applicable percentage ratio as set out in the Hong Kong Listing Rules with respect to the proposed annual cap in relation to the comprehensive credit facility services under the New Financial Services Agreement is more than 25% but less than 75%, such transactions, together with the proposed annual cap are subject to reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. Such transactions also constitute a major transaction under Rule 14.06(3) of the Hong Kong Listing Rules and are subject to the relevant requirements for major transactions under Chapter 14 of the Hong Kong Listing Rules.

(3) Miscellaneous financial services

As the highest applicable percentage ratio as set out in the Hong Kong Listing Rules with respect to the total services fees in relation to the provision of miscellaneous financial services by Yankuang Group Finance to Yankuang Group Members under the New Financial Services Agreement is less than 0.1%, such transactions are fully exempt from reporting, announcement, annual review and the independent shareholders’ approval requirements.

A circular containing (i) particulars of the Equity Transfer Agreement and the transaction contemplated thereunder, (ii) particulars of the New Financial Services Agreement and the provision of comprehensive credit facility service transactions contemplated thereunder, (iii) a letter from the Independent Board Committee, and (iv) a letter of advice from an Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of the Company, as well as other related matters under the Hong Kong Listing Rules, will be despatched to the Shareholders no later than 18 April 2016.

I. ACQUISITION OF YANKUANG GROUP FINANCE

1. INTRODUCTION

On 29 March 2016, the Company and Yankuang Group entered into the Equity Transfer Agreement. Pursuant to the Equity Transfer Agreement, the Company agreed to acquire and Yankuang Group agreed to sell its 65% equity interest in Yankuang Group Finance at a consideration of RMB1,242,044,050.

2. EQUITY TRANSFER AGREEMENT

Date

29 March 2016

Parties

(i) The Company; and

(ii) Yankuang Group

Equity Interest to be Acquired

Pursuant to the Equity Transfer Agreement, the Company agreed to acquire and Yankuang Group agreed to sell its 65% equity interest in Yankuang Group Finance. As at the date of this announcement, the equity interests of Yankuang Group Finance is owned as to 70% by Yankuang Group, 25% by the Company and 5% by an independent third party. After completion of the Acquisition, Yankuang Group Finance will become a subsidiary of the Company and its financial results will be consolidated into the accounts of the Company.

Consideration

Pursuant to the Equity Transfer Agreement, the consideration for the Acquisition payable by the Company is RMB1,242,044,050, which was determined based on the entire equity value of Yankuang Group Finance as at 31 December 2015 valued at RMB1,910,837,000 as shown in the Valuation Report on Yankuang Group Finance prepared by the PRC Valuer. The consideration shall be paid by the Company to the bank account designated by the Yankuang Group in a lump sum in cash on the date of completion of the Acquisition. The consideration will be funded from the Company’s internal resources.

As the Valuation above was valued based on an income approach, the Valuation constitutes a profit forecast under Rule 14.61 of the Hong Kong Listing Rules and Rules 14.60A and 14.62 of the Hong Kong Listing Rules are applicable. Pursuant to Rule 14.62(1) of the Hong Kong Listing Rules, the following are the details of the principal assumptions, including commercial assumptions, upon which the Valuation Report was issued:

(i) general assumptions

1.	the valued enterprise operates continuously after the valuation date;

2.	there is no material change to the political, economic and social environment of the state and region in which the valued enterprise is located after the valuation date;

3.	there is no material change to the national macro-economic, industrial and regional development policies after the valuation date;

4.	there is no material change to the relevant interest rates, exchange rates, tax base and tax rates and policy-based levies after the valuation date;

5.	the management of the valued enterprise is responsible and stable, and is capable of its undertakings after the valuation date;

6.	the valued enterprise fully complies with all relevant laws and regulations;

7.	there is no force majeure which has material adverse effects to the valued enterprise.

(ii) special assumptions

1.	the accounting policies adopted by the valued enterprise after the valuation date will maintain the same in material aspects as those adopted when composing the valuation Report;

2.	the valued enterprise shall maintain the same business scope and operation method based on the existing management method and management levels after the valuation date;

3.	both the cash inflow and the cash outflow of the valued enterprise is average after the valuation date.

Grant Thornton Hong Kong Limited, the auditor of the Company, has conducted its work in accordance with in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and has reviewed the arithmetical calculations and the compilation of the discounted future estimated cash flows in accordance with the bases and assumptions adopted by the Directors in preparing the Valuation Report. The discounted future estimated cash flows prepared for the Valuation do not involve the adoption of accounting policies.

The Board confirms that the forecast has been made by the Directors after due and careful enquiry.

A letter from the Board and a letter from Grant Thornton Hong Kong Limited are included in the appendices to this announcement for the purpose of Rule 14.62 of the Hong Kong Listing Rules.

As at the date of this announcement, Grant Thornton Hong Kong Limited does not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate a person to subscribe for securities in any member of the Group.

Effectiveness

The Equity Transfer Agreement shall become effective on the date on which (i) it has been executed by the parties; and (ii) the Acquisition has obtained all necessary consent or approval (including but not limited to Independent Shareholder’s approval).

Completion

The Acquisition shall be deemed to be completed on the date on which (i) the registration of changes of the equity interest in Yankuang Group Finance with the registration authority has been completed; and (ii) the revised articles of association of Yankuang Group Finance reflecting such changes have been filed and registered with the registration authority and the new business license of Yankuang Group Finance has been issued by the registration authority.

3. REASONS AND BENEFITS FOR ENTERING INTO THE EQUITY TRANSFER AGREEMENT

The reasons for the Company to enter into the Equity Transfer Agreement with Yankuang Group are as follows:

(i) The Acquisition will allow the Group to (a) utilise and manage its idle financial resources by Yankuanng Group Finance; (b) establish a finance resources sharing platform to optimize the capital allocation and control the capital operation from a general perspective; and (c) enhance the efficiency of capital utilization, reduce financial costs and strengthen the capability in managing and controlling the capital of members of the Group;

(ii) The Acquisition will enable the Group to provide professional and high-quality financial services to its members so as to guarantee the smooth operation of local companies and the on-schedule commencement of construction projects in different regions, which will promote the cross-region and cross-industry development of the Company;

(iii) Upon completion of the Acquisition, the Group can develop its financial services business through Yankuang Group Finance, make its finance industry larger and stronger, and promote the collaborative development of industry and finance by integrating the futures, securities, finance lease, industry funds, insurance and other diversified financial businesses through the platform of Yankuang Group Finance; and

(iv) Yankuang Group Finance has been recording a stable profit in the past years. Upon completion of the Acquisition, the financial results of Yankuang Group Finance will be consolidated into the Group’s financial statement. As such, the Acquisition will immediately increase the profitability of the Group, which is in the interests of the Company and the Shareholders as a whole.

The Directors (excluding the independent non-executive Directors, whose opinion on the matter will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) consider that the terms and conditions of the Acquisition (including consideration) are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

II EXTENSION FOR THE TERM OF THE ORIGINAL FINANCIAL SERVICES AGREEMENT AND REVISION OF ANNUAL CAPS

1. INTRODUCTION

Reference is made to the announcement of the Company dated 27 March 2015 in relation to, among others, the entering into of the Original Financial Services Agreement with Yankuang Group Finance. Pursuant to the Original Financial Services Agreement, Yankuang Group Finance provides deposit services, comprehensive credit facility services and miscellaneous financial services (including note discounting services and settlement services) to the Group in accordance with the terms and conditions set out thereunder.

As the Original Financial Services Agreement will expire on 31 March 2016, on 29 March 2016, Yankuang Group Finance entered into the Supplemental Agreement to the Original Financial Services Agreement, pursuant to which the Company and Yankuang Group Finance confirmed and agreed to (i) if completion of the Acquisition occurs after 31 March 2016 but before 31 March 2017, extend the term of the Original Financial Services Agreement for a period from 1 April 2016 to the date of completion of the Acquisition (the “Extended Period I”); and (ii) if the Acquisition is terminated, extend the term of the Original Financial Services Agreement for one year from 1 April 2016 to 31 March 2017 (the “Extended Period II”). Other than the above change, all existing terms and conditions for the Original Financial Services Agreement have remained unchanged.

2. PROPOSED ANNUAL CAPS

Having considered the maximum daily balance of deposits and the historical amounts of actual deposits of the Group under the deposit service in accordance with the Original Financial Services Agreements for the twelve months period from 1 April 2015 to 31 March 2016 which amounted to RMB 1.18 billion, the Board proposed that the maximum daily deposit balance (including the accrued interests) of the Group’s deposits in the settlement account with Yankuang Group Finance under the Supplemental Agreement for both of the Extended Period I and the Extended Period II will be RMB 800 million.

Having considering the level of the market rate for the miscellaneous financial service, the cap of fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Original Financial Services Agreement shall remain unchanged, which means that the total fees payable to Yankuang Group Finance by the Group for the provision of miscellaneous financial services under the Supplemental Agreement for both of the Extended Period I and the Extended Period II will be no more than RMB14 million.

3. REASONS AND BENEFITS FOR ENTERING INTO THE SUPPLEMENTAL AGREEMENT

The entering into of the Supplemental Agreement allows the Group to continuously enjoy the benefit from the financial services provided by Yankuang Group Finance before completion of the Acquisition. The Directors (including the independent non-executive Directors) consider that, the the terms and conditions of the Supplemental Agreement are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole, and the proposed cap of the daily deposit balance (including the accrued interests) and the cap of fees for the provision of miscellaneous financial services for the Extended Period I and II is also fair and reasonable and in the interests of the Company and the Shareholders as a whole.

III. PROVISION OF FINANCIAL SERVICES TO YANKUANG GROUP

1. INTRODUCTION

Reference is also made to the Acquisition as disclosed in this announcement. Upon completion of the Acquisition, Yankuang Group Finance will become a subsidiary of the Company. Accordingly, the Original Financial Services Agreement and the transactions contemplated thereunder will no longer be continuing connected transactions of the Company in accordance with the Hong Kong Listing Rules.

On 29 March 2016, Yankuang Group Finance entered into the New Financial Services Agreement with Yankuang Group, pursuant to which, subject to completion of the Acquisition, Yankuang Group Finance agreed to provide deposit services, comprehensive credit facility services and miscellaneous financial services to Yankuang Group and its associates (excluding the Company and its subsidiaries, collectively referred as “Yankuang Group Members”) in accordance with the terms and conditions set out in the New Financial Services Agreement.

According to Chapter 14A of the Hong Kong Listing Rules, the New Financial Services Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company.

2. THE NEW FINANCIAL SERVICES AGREEMENT

Date

29 March 2016

Parties

(1) Yankuang Group Finance; and

(2) Yankuang Group

Effective Date and Term

The New Financial Services Agreement shall become effective upon (1) execution by the legal representatives or authorized representatives of the parties; (2) completion of the Acquisition; and (3) the approval from independent Shareholders’ at the 2015 annual general meeting of the Company, with effect from the date of the completion of the Acquisition and will expire on 31 December 2017.

Major Terms and Pricing

Pursuant to the New Financial Services Agreement, Yankuang Group Finance shall provide the following financial services to Yankuang Group Members:

(i) Deposit services:

Yankuang Group Finance shall provide deposit services to Yankuang Group Members. The maximum daily balance (including accrued interests) of Yankuang Group Members on the settlement account with Yankuang Group Finance shall not exceed RMB 9 billion during the term of the New Financial Services Agreement.

The interest rate for Yankuang Group Members’ deposit with Yankuang Group Finance shall comply with relevant regulations of the People’s Bank of China and be determined on normal commercial terms by reference to the interest rate promulgated by the People’s Bank of China periodically (if any), and the interest rate offered by major commercial banks in the PRC to Yankuang Group for the same type of deposit, but shall not exceed the highest interest rate offered by major commercial banks for the same type of deposit.

(ii) Comprehensive credit facility services:

Yankuang Group Finance shall provide comprehensive credit facilities (including but not limited to, loans, trade financing, bill acceptance and discounted) with a maximum daily balance (including accrued interests) of loans of RMB7.1 billion to Yankuang Group Members for each of the financial years during the term of the New Financial Services Agreement.

The interest rate for the loan to be provided by Yankuang Group Finance to Yankuang Group Members’ shall comply with relevant regulations of the People’s Bank of China and be determined on normal commercial terms by reference to the interest rate promulgated by the People’s Bank of China periodically (if any), and the interest rate offered by major commercial banks in the PRC to Yankuang Group for the same type of loan, but shall not be less than the lowest interest rate offered by major commercial banks for the same type of loan.

(iii) Miscellaneous financial services:

Yankuang Group Finance will provide miscellaneous financial services to Yankuang Group Members which include but are not limited to, bill acceptance and discount services, financial and financing consultation, credit certification and related consultation, agency services, fund payment and receipt services, entrusted loans service, guarantee service as well as other ancillary services relating to settlement services. The annual fees payable for these services shall not exceed RMB 4 million for each of the financial years during the term of the New Financial Services Agreement.

The fees charged by Yankuang Group Finance for the provision of miscellaneous financial services to Yankuang Group Members shall comply with the relevant prescribed standard rates determined by the People’s Bank of China or the CBRC (if applicable). If no such standard rates are available, the services fees shall be determined on normal commercial terms by reference to the fees charged by major commercial banks in the PRC for the provision of comparable financial services to Yankuang Group Members, but shall not be lower than the fees charged by major commercial banks for the same type of services.

Yankuang Group Finance will (i) directly collect the information about the relevant rates set by the People’s Bank of China and/or major commercial banks in the PRC for similar deposit and comprehensive credit facility services and the policy promulgated by the People’s Bank of China; (ii) directly collect the information about the standard fees and charges for similar financial services as specified by the People’s Bank of China or the CBRC (if applicable) and, if necessary, fees and charges provided by major commercial banks in the PRC, to ensure that each transaction is conducted in accordance with the pricing policy above under the New Financial Service Agreement.

Accordingly, the Directors believe that the above methods and procedures can ensure that the relevant continuing connected transactions will be conducted in accordance with the terms (including pricing policy) provided under the New Financial Services Agreement and such transactions will be conducted on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Payment

The payment of the relevant interests, expenses and service fees for the above services can be settled by the parties on a one-off basis or by installment in accordance with specific circumstances. Yankuang Group Finance will use internal resources to pay the relevant interests to Yankuang Group Members for the provision of deposit services.

3. HISTORICAL AMOUNT, PROPOSED ANNUAL CAPS AND REASONS

Having considered (i) the historical aggregate amount of loans provided by Yankuang Group Finance to Yankuang Group Members in year 2015 as at RMB 4.7 billion; and (ii) the increasing fund demands of Yankuang Group Members to purchase raw materials driven by their projects construction and operation, the Board proposed that the maximum daily balance (including accrued interests) of loans to be provided Yankuang Group Finance to Yankuang Group Members under the comprehensive credit facility services under the New Financial Services Agreement shall not exceed RMB7.1 billion for each of the two financial years ending 31 December 2016 and 2017.

Having considered Yankuang Group Members’ demand for the miscellaneous financial services, the Board proposed that the maximum annual fees payable for such miscellaneous financial services under the New Financial Services Agreement shall not exceed RMB 4 million for each of the two financial years ending 31 December 2016 and 2017.

4. REASONS AND BENEFITS FOR ENTERING INTO THE NEW FINANCIAL SERVICES AGREEMENT

The reasons for Yankuang Group Finance to enter into the New Financial Services Agreement with Yankuang Group are as follows:

Yankuang Group Finance can enlarge its capital size for the purpose of the development of its financial business and capital operation through absorbing capitals from Yankuang Group and can also increase profits of the Group through providing loan and settlement services to Yankuang Group by means of charging loan interests or fee fees.

The Directors (including the independent non-executive Directors) consider that the transactions under the New Financial Services Agreement (excluding the provision of comprehensive credit facility services) are entered into after arm’s length negotiations and based on normal commercial terms, and therefore the terms of such transactions and the proposed caps of the annual service fees for the provision of each of the miscellaneous financial services are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The Directors (excluding the independent non-executive Directors whose opinion on the matter will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) consider that the provision of comprehensive credit facility services under the New Financial Services Agreement are entered into after arm’s length negotiations and based on normal commercial terms, and therefore the terms of such transactions and the proposed annual caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

At the aforesaid Board meeting, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai, Directors, being also directors or senior management of Yankuang Group, are regarded as having a material interest in the aforesaid connected transaction and continuing connected transactions. Therefore, Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai have abstained from voting at the meeting of the Board convened for the purpose of approving such transactions. Save as disclosed above, none of the other Directors has a material interest in such transactions.

IV. IMPLICATION UNDER THE HONG KONG LISTING RULES

Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus a connected person of the Company under the Hong Kong Listing Rules.

(iv) Equity Transfer Agreement

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the Acquisition under the Equity Transfer Agreement exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules. In addition, Yankuang Group is a controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the issued share capital of the Company as at the date of this announcement and thus is a connected person of the Company under the Hong Kong Listing Rules, therefore the Acquisition constitutes a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

(v) Supplemental Agreement

(1) Deposit services

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in relation to the deposit services calculated on the basis of the maximum daily deposit balance (including accrued interests) under the Original Financial Services Agreement as amended by the Supplemental Agreement exceeds 0.1% but is less than 5%, the deposit services to be provided by Yankuang Group Finance to the Group are subject to the reporting and announcement requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(2) Comprehensive credit facility services

As the credit facility services provided by Yankuang Group Finance to the Group are on normal commercial terms, and no security over the assets of the Group is or will be granted in respect of such services, the credit facility services to be provided by Yankuang Group Finance to the Group under the Original Financial Services Agreement as amended by the Supplemental Agreement are fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

(3) Miscellaneous financial services

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules with respect to the total services fees in relation to the provision of miscellaneous financial services by Yankuang Group Finance to the Group under the Original Financial Services Agreement as amended by the Supplemental Agreement is less than 0.1%, such transactions are fully exempt from reporting, announcement, annual review and the independent shareholders’ approval requirements.

(vi) New Financial Services Agreement

(1) Deposit services

As the deposit services to be provided by Yankuang Group Finance to Yankuang Group Members are on normal commercial terms, and no security over the assets of the Group is or will be granted in respect of such services, the deposit services to be provided by Yankuang Group Finance to Yankuang Group Members under the New Financial Services Agreement are fully exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set for the provision of such services.

(2) Comprehensive credit facility services

As the highest applicable percentage ratio as set out in the Hong Kong Listing Rules with respect to the proposed annual cap in relation to the comprehensive credit facility services under the New Financial Services Agreement is more than 25% but less than 75%, such transactions, together with the proposed annual cap are subject to reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. Such transactions also constitute a major transaction under Rule 14.06(3) of the Hong Kong Listing Rules and are subject to the relevant requirements for major transactions under Chapter 14 of the Hong Kong Listing Rules.

(3) Miscellaneous financial services

As the highest applicable percentage ratio as set out in the Hong Kong Listing Rules with respect to the total services fees in relation to the provision of miscellaneous financial services by Yankuang Group Finance to Yankuang Group Members under the New Financial Services Agreement is less than 0.1%, such transactions are fully exempt from reporting, announcement, annual review and the independent shareholders’ approval requirements.

Opinion of independent non-executive Directors will be given after taking into account the advice to be provided by the Independent Financial Adviser, which will be set out in the circular to be dispatched to the Shareholders.

An Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee has been established to advise the independent Shareholders, in respect of (i) the transaction under the Equity Transfer Agreement; and (ii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017.

A circular containing (i) particulars of the Equity Transfer Agreement and the transaction contemplated thereunder, (ii) particulars of the New Financial Services Agreement and the provision of comprehensive credit facility service transactions contemplated thereunder, (iii) a letter from the Independent Board Committee, and (iv) a letter of advice from an Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of the Company, as well as other related matters under the Hong Kong Listing Rules, will be despatched to the Shareholders no later than 18 April 2016.

V. INFORMATION OF THE PARTIES

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Yankuang Group

Yankuang Group is a wholly state-controlled limited liability company with a registered capital of RMB3,353,388,000 and is principally engaged in businesses such as production and sales of coal, coal chemicals, coal aluminum, complete sets of electromechanical equipment manufacture and financial investment. As at the date of this announcement, Yankuang Group is the controlling shareholder of the Company, holding directly or indirectly approximately 56.52% of the issued share capital of the Company, and is hence a connected person of the Company.

Yankuang Group Finance

Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaged in the provision of corporate financial services, the registered capital of which is RMB1 billion.

Yankuang Group Finance is principally engaged in the provision of financial services.

The audited net profit before and after tax and extraordinary items of the Yankuang Group Finance for the two years ended 31 December 2014 and 2015 respectively were as follows:

Unit: RMB

	Year ended 31 December 2014	Year ended 31 December 2015

Net Profit (before tax and extraordinary items)	177,059,700	228,244,000

Net Profit (after tax and extraordinary items)	132,427,200	171,259,800

The audited net assets of Yankuang Group Finance as at 31 December 2015 amounted to RMB1,430,051,500. The appraised value of entire equity interest of Yankuang Group Finance as at 31 December 2015 as set out in the Valuation Report prepared by an independent PRC Valuer is RMB1,910,837,000.

The audited financial information of Yankuang Group Finance set out above is prepared in accordance with China Accounting Standards for Business Enterprises.

VI. DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

“Acquisition”	the transfer of the Target Interest by Yankuang Group to the Company pursuant to and under the terms of the Equity Transfer Agreement and the Company accepting such transfer pursuant to and under the terms of the Equity Transfer Agreement;

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“associate”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“CBRC”	China Banking Regulatory Commission;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Director(s)”	the director(s) of the Company;

“Equity Transfer Agreement”	the agreement entered into between Yankuang Group Corporation Limited and Yanzhou Coal Mining Company Limited in relation to the transfer of the Target Interest on 29 March 2016;

“Group”	the Company and its subsidiaries;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Independent Board Committee”	committee of the Board established for the purpose of considering (i) the transaction under the Equity Transfer Agreement; and (ii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017, comprising independent non-executive Directors who are independent in respect of the Equity Transfer Agreement, the New Financial Services Agreement and the transactions contemplated thereunder;

“Independent Financial Adviser”	Donvex Capital Limited, a corporation licensed to carry on type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the transaction under the Equity Transfer Agreement; and (ii) the provision of comprehensive credit facility service transaction under the New Financial Services Agreement and proposed annual caps for the two financial years ending 31 December 2016 and 2017;

“Independent Shareholders”	Shareholders other than Yankuang Group and its associates, and who are not involved in, or interested in the Equity Transfer Agreement and the transaction contemplated thereunder and the provision of comprehensive credit facility service transaction under the New Financial Services Agreement;

“New Financial Services Agreement”	the “Financial Services Agreement” entered into between Yankuang Finance and Yankuang Group on 29 March 2016;

“Original Financial Services Agreement”	the “Financial Services Agreement” entered into between the Company and Yankuang Finance on 27 March 2015;

“PRC”	the People’s Republic of China;

“PRC Valuer”	means Beijing Zhong Qihua Assets Valuation Co. Ltd. , an independent qualified valuer in the PRC;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“subsidiary(ies)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Supplemental Agreement”	the “Financial Services Supplemental Agreement” enter into by the Company and Yankuang Group Finance on 29 March 2016;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended and modified from time to time;

“Target Interest”	the 65% equity interest in Yankuang Group Finance held by Yankuang Group;

“Valuation”	the entire equity value of Yankuang Group Finance as at 31 December 2015 valued at RMB1,910,837,000 as shown in the Valuation Report on Yankuang Group Finance prepared by the PRC Valuer;

“Valuation Report”	the assets valuation report dated 25 February 2016 on Yankuang Group Finance prepared by the PRC Valuer;

“Yankuang Group”	Yankuang Group Company Limited, a state-controlled limited liability company and the controlling shareholder of the Company holding directly or indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement;

“Yankuang Group Finance”	Yankuang Group Finance Co., Ltd., a limited liability company incorporated in the PRC, which is owned as to 70%, 25% and 5% by Yankuang Group, the Company and China Credit Trust Co., Ltd. respectively as at the date of this announcement. Yankuang Group Finance is a non-banking financial institution legally established with the approval of the CBRC and is a professional institution engaging in corporate financial services;

“%”	Percentage

By order of the Board Yanzhou Coal Mining Company Limited Chairman of the Board Li Xiyong

Zoucheng City, Shandong Province, the PRC

29 March 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive Directors are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

In compliance with Rule 14.60A of the Hong Kong Listing Rules, the text of each of the letter from Grant Thornton Hong Kong Limited to the Directors confirming it has reviewed the arithmetical calculations of the discounted future estimated cash flows for the Valuation Report and the letter from the Board confirming the valuation in the Valuation Report has been made by the Directors after due and careful enquiry both dated 29 March 2016, for the purpose of, among other things, inclusion in this announcement are reproduced below:

APPENDIX I – LETTER FROM GRANT THORNTON HONG KONG LIMITED

The Board of Directors

Yanzhou Coal Mining Company Limited

We have been engaged to report on the calculations of the discounted future estimated cash flows on which the valuation (the “Valuation”) prepared by Beijing Zhong Qihua Assets Valuation Co. Ltd. in respect of the appraisal of the fair value of Yankuang Group Finance Co., Ltd. (“Yankuang Group Finance”) as at 31 December 2015 in connection with the proposed acquisition of 65% equity interest in Yankuang Group Finance (the “Acquisition”). The detail of the Acquisition is set out in the announcement of Yanzhou Coal Mining Company Limited (the “Company”) dated 29 March 2016 in connection with a discloseable transaction (the “Announcement”). . The Valuation based on discounted future estimated cash flows which involves projection of profits is regarded as a profit forecast under Rule 14.61 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Listing Rules”) and will be included in the Announcement.

Directors’ responsibility for the discounted future estimated cash flows

The directors of the Company (“the Directors”) are responsible for the bases and assumptions which are adopted in the discounted future estimated cash flows, a summary of which is set out in the Announcement (“the Assumptions”). This responsibility includes carrying out appropriate procedures relevant to the preparation of the discounted future estimated cash flows for the Valuation and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the “Code of Ethics for Professional Accountants” issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 “Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements” issued by the HKICPA and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting accountants’ responsibility

It is our responsibility to form an opinion on the arithmetical accuracy of the calculations of the discounted future estimated cash flows on which the Valuation is based and to report solely to you, as a body, as required by Rule 14.62(2) of the Listing Rules, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report.

Our engagement was conducted in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the HKICPA. This standard requires that we comply with ethical requirements and plan and perform the assurance engagement to obtain reasonable assurance on whether the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled in accordance with the Assumptions. Our work does not constitute any valuation of the proposed acquisition.

Because the Valuation relates to discounted future estimated cash flows, no accounting policies of the Company have been adopted in its preparation. The Assumptions include hypothetical assumptions about future events and management actions which cannot be confirmed and verified in the same way as past results and these may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Valuation and the variation may be material. Accordingly, we have not reviewed, considered or conducted any work on the reasonableness and the validity of the Assumptions and do not express any opinion whatsoever thereon.

Opinion

Based on the foregoing, in our opinion, the discounted future estimated cash flows, so far as the calculations are concerned, have been properly compiled, in all material respects, in accordance with the Assumptions.

Grant Thornton Hong Kong Limited

Certified Public Accountants

Level 12

28 Hennessy Road

Wanchai

Hong Kong

29 March 2016

Shaw Chi Kit

Practising Certificate No.: P04834

APPENDIX II – LETTER FROM THE BOARD

29 March 2016

Listing Division

The Stock Exchange of Hong Kong Limited

11th Floor, One International Finance Centre

1 Harbour View Street

Hong Kong

Dear Sir / Madam,

Regarding: Acquisition of 65% equity interest in Yankuang Group Finance by Yanzhou Coal Mining Company Limited (Stock Code: 1171) (the “Company”) __

We refer to the announcement of the Company dated 29 March 2016 in relation to the discloseable and connected transaction on the acquisition of 65% equity interest in Yankuang Group Finance (the “Announcement”). Unless the context otherwise requires, terms defined in the Announcement shall have the same meanings when used herein.

We have reviewed and discussed the Valuation Report, which forms the basis for determining the consideration for the Acquisition. We note that the methodology applied in deriving the value of equity interest in Yankuang Group Finance is regarded as a profit forecast under Rule 14.61 of the Listing Rules. Pursuant to Rule 14.62 of the Listing Rules, we have engaged Grant Thornton Hong Kong Limited, acting as the Company’s reporting accountants, to examine the arithmetical accuracy of the calculation of the Valuation Report in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

On the basis of the above, we confirm that the appraised value of equity interest in Yankuang Group Finance as contained in the Valuation Report has been made after due and careful enquiry.

Yours faithfully,

For and on behalf of the Board of

Yanzhou Coal Mining Company Limited

Zhang Baocai

Director

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC